SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number:  1-8887

TRANSCANADA PIPELINES LIMITED

(Translation of Registrant’s Name into English)

450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

Date: January 20, 2006

	By:	/s/ Rhondda E.S. Grant
		Name:	Rhondda E.S. Grant
		Title:	Vice-President, Communications and Corporate Secretary

EXHIBIT INDEX

1

Dealer Agreement dated December 21, 2004 between TransCanada PipeLines Limited and the dealers listed therein (filed with the Securities and Exchange Commission as part of a Form 6-K report on January 26, 2005 and incorporated by reference herein).

2.	Pricing Supplement No. 2 dated January 10, 2006